

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

August 7, 2006

Mr. Marshall T. Reynolds
Chairman of the Board and Chief Executive Officer
Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

> **Re: Energy Services Acquisition Corp.**
> **Amendment 3 to Registration Statement on Form S-1**
> **File No. 333-133111**
> **Filed on July 19, 2006**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We reissue prior comment two of our letter dated July 11, 2006. We again note section three of the warrant purchase agreement states that purchasers "shall vote all of the shares of the common stock acquired by the purchasers (i) pursuant to this [warrant] agreement" in accordance with the majority of the public shareholders. Please explain this reference to shares acquired pursuant to the warrant purchase agreement, when the investors in the warrant purchase

agreement are not purchasing any common stock and would not be able to exercise the warrants until after a business combination; therefore these investors would not have any voting rights relating to the business combination as a result of the warrant agreement. We may have further comment.

2. Please explain why your discussion on page 6 relating to including a shareholder vote on approval of the board's recommended plan of dissolution would not commence any time a proxy is filed any time after 90 days from the 18 month date, or if no agreement has been entered into, on the 90th day before the 18 month time period lapses. After the 18-months has elapsed, the six month extension is only for completing the proposed business combination for the letter of intent or merger agreement entered into prior to the expiration of the 18-month time period. Discuss any resultant additional risk to shareholders as a result of this provision, such as the additional time period that may lapse before individuals receive the return of their money.

3. We reissue prior comment four of our letter dated July 11, 2006. We continue to note references to dissolving and promptly distributing the amount in the trust account. It is unclear how you can assure investors that their funds will be promptly distributed. Please revise the disclosure throughout and disclose that there may be delays in the distribution of funds from the trust account due to the time involved in the dissolution of the company.

4. Please remove the reference to public stockholders being "entitled" to receive funds from the trust in the event of dissolution and liquidation in light of the potential claims against the trust, including costs of liquidation. Revise disclosure throughout the prospectus.

5. We note an inconsistency at page 8 between the statements that, ". . . [W]e do not intend to comply with those procedures [of Section 280]," and "We may not comply with Section 280 . . . . " Please revise.

Risk Factors, page 12

6. We reissue prior comment nine of our letter dated July 11, 2006. Revise risk factor three to discuss the impact the up to $1.2 million that may be taken from interest will have on the amount public shareholders may receive upon liquidation and dissolution.

7. We reissue prior comment 13 of our letter dated July 11, 2006. Please explain the statement in risk factor 12 that "to the extent such claims are successfully made against the company after a business combination is approved, such third party claims may result in the per share conversion price received by the stockholders

who vote against a business combination and elect to convert their shares into cash being less than approximately $5.79."

8. Clearly name in risk factor 15 those individuals that may remain following a business combination.

9. Please explain the statement that "it is our intent that the compensation of our directors and officers will not be reevaluated in conjunction with an acquisition of a target business." This appears inconsistent with the disclosure in this and the prior risk factor.

10. We note the risk factor added on page 19 in response to our prior comment 19. However, this risk factor does not discuss the company's ability to redeem the warrants or specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable. Please revise to provide a risk factor with this disclosure, as discussed in our prior comment.

11. Disclose the nature of the affiliation of the two companies listed in risk factor 29. Clarify whether the company is limited to the two named affiliated companies. If the company is not, then all affiliated companies should be listed in this section. Please explain why these are the only two companies management believes would be considered as a potential target business. We may have further comment.

12. Please explain the statement that "the company would enter into a business combination with an affiliate only in conjunction with an acquisition of an unaffiliated company to the extent such transaction would complement an unaffiliated company transaction." Would these transactions be entered into simultaneously? Please clarify how you will determine that the businesses complement each other and who will make this determination. Please clarify whether any of the officers, directors, existing shareholders or their affiliates are aware of any potential business opportunities with respect to any affiliated companies.

13. Please revise the subheading to risk factor 32 to clarify that the warrants may expire worthless.

14. We reissue prior comment 21 of our letter dated July 11, 2006. Please add a risk factor to contrast the unconditional exercise right of private placement warrant holders to the right of public offering warrant holders to exercise their warrants conditioned upon the existence of an effective registration statement.

Exhibits

15. The unit and warrant certificates should be revised to clearly disclose the fact that an effective registration statement is required to exercise the units and warrants, that the company is only required to use its best efforts to maintain an effective registration statement, and that the company is not obligated to settle the units or warrants for cash.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raquel Howard at (202) 551-3291. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Alan Schick, Esq.
        Fax: (202) 362-2902